UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3/A
                                 (Rule 13e-100)


                        RULE 13e-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                                (Amendment No. 4)


                              Horizon Telcom, Inc.
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                              (Name of the Issuer)

                              Horizon Telcom, Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Class B common stock, without par value
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                         (Title of Class of Securities)

                                    440441202
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                      (CUSIP Number of Class of Securities)

                                  Thomas McKell
                                    President
                              Horizon Telcom, Inc.
                               68 East Main Street
                          Chillicothe, Ohio 45601-0480
                                 (740) 722-8200
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       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                                 Daniel A. Etna
                             Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016
                                 (212) 592-1557

This statement is filed in connection with (check the appropriate box):

[X]   a.    The filing of  solicitation  materials or an  information  statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

[ ]   b.    The filing of a registration  statement  under the Securities Act of
            1933.

[ ]   c.    A tender offer.

[ ]   d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

      Transaction valuation* $1,980,000    Amount of filing fee** $3,960

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $3,960
                              --------------------------------------------------

Form or Registration No.:       Schedule 13E-3 (File No. 5-80225)
                              --------------------------------------------------

Filing Party:                   Horizon Telcom, Inc.
                              --------------------------------------------------

Date Filed:                     December 21, 2004
                              --------------------------------------------------

----------
* Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $1,980,000 of cash to be paid in lieu of issuing fractional shares of Class B common stock to holders of less than one share of Class B common stock after the proposed reverse/forward stock splits, assuming the acquisition of approximately 12,000 shares of Class B common stock for $165 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,980,000 by 0.002.

================================================================================

Introduction

      This Amendment No. 4 ("Final Amendment") amends the Schedule 13E-3 Transaction Statement filed by Horizon Telcom, Inc., an Ohio corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on December 21, 2004, as amended by Amendment No. 1 thereto filed with the SEC on January
28, 2005, as amended by Amendment No. 2 thereto filed with the SEC on February 7, 2005 and by Amendment No. 3 thereto ("Amendment No. 3") filed with the SEC on February 17, 2005. The information contained in Amendment No. 3, including all exhibits thereto, is hereby expressly incorporated herein by reference. Each capitalized term used but not defined herein has the meaning ascribed to it in the Company's definitive Proxy Statement on Schedule 14A filed with the SEC on February 17, 2005. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the voting results at the Special Meeting regarding the Reverse/Forward Stock Splits proposal.

      Item 15 of Amendment No. 3 is hereby amended to add the following:

      At the Special Meeting held on March 16, 2005, the Reverse/Forward Stock Splits were approved by the holders of approximately 80.18% of the Class A Shares and 83.63% of the Class B Shares entitled to vote thereat. The number of Class A Shares and Class B Shares voted in favor of the Reverse/Forward Stock Splits was sufficient to approve the Reverse/Forward Stock Splits under the Ohio General Corporation Law, as amended.

      On March 28, 2005, the amendments to the Company's Amended and Restated Articles of Incorporation effecting the Reverse/Forward Stock Splits were accepted for filing by the Secretary of State of the State of Ohio.

      On or prior to March 31, 2005, the Company will file a Form 15 covering the Class B Shares with the SEC.

      Item 16 of Amendment No. 3 is hereby amended to add the following exhibit:

Exhibit 99.1 -- Form of Letter of Transmittal

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 24, 2005                               HORIZON TELCOM, INC.


                                                    By /s/ Thomas McKell
                                                       -------------------------
                                                       Name: Thomas McKell
                                                       Title: President

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1  --  Form of Letter of Transmittal